UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 0-20570

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
IAC/InterActiveCorp Retirement Savings Plan
B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

REQUIRED INFORMATION
1.    Not applicable.
2.    Not applicable.
3.    Not applicable.
4.    The IAC/InterActiveCorp Retirement Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements and supplemental schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.
EXHIBIT INDEX

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

i

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2014		IAC/InterActiveCorp Retirement Savings Plan

	By:	/s/ Michael H. Schwerdtman
Senior Vice President and Controller (Chief Accounting Officer) IAC/InterActiveCorp

Appendix I
Financial Statements and Supplemental Schedule
IAC/InterActiveCorp Retirement Savings Plan—December 31, 2013 and 2012 and Year Ended December 31, 2013 with Report of Independent Registered Public Accounting Firm.

IAC/InterActiveCorp Retirement Savings Plan
Table of Contents

Page Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3
Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	10

Exhibit:
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Administrative Committee
IAC/InterActiveCorp Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the IAC/InterActiveCorp Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at year end) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

New York, New York June 19, 2014

IAC/InterActiveCorp Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Cash	$3,750	$9,633
Investments, at fair value	168,674,785	128,644,658
Receivables:
Notes receivable from participants	1,617,378	1,334,521
Participant contributions	—	816,888
Employer contributions	—	303,912
Total receivables	1,617,378	2,455,321
Net assets available for benefits, at fair value	170,295,913	131,109,612
Adjustment from fair value to contract value for interest in a common collective trust fund related to fully benefit-responsive investment contracts	(101,693)	(482,189)
Net assets available for benefits	$170,194,220	$130,627,423
See accompanying notes to financial statements.

IAC/InterActiveCorp Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013
Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation in fair value of Plan investments	$23,488,147
Dividend, interest and other income	6,337,142
Total investment income	29,825,289
Contributions:
Participant contributions	17,102,360
Employer contributions	6,166,191
Participant rollover contributions	2,523,432
Total contributions	25,791,983
Net additions	55,617,272
Deductions from net assets attributed to:
Benefits paid to participants	18,774,428
Administrative expenses	186,486
Total deductions	18,960,914
Net increase	36,656,358
Transfer from other plan	2,910,439
Net assets available for benefits—beginning of year	130,627,423
Net assets available for benefits—end of year	$170,194,220
See accompanying notes to financial statements.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements

1. Description of the Plan
The following description of the IAC/InterActiveCorp Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of IAC/InterActiveCorp (“IAC” or the “Company”) and certain affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants can make pre-tax contributions and/or Roth 401(k) contributions ranging from 1% to 50%, and after-tax contributions ranging from 1% to 50% (1% to 10% prior to July 1, 2013), in each case, of their compensation (as defined in the Plan document) through payroll deductions. Participant contributions are subject to the annual limitation established by the Internal Revenue Service (“IRS”). For 2013, the IRS limited the annual tax-deferred contribution to $17,500 for each participant. The Plan allows participants age 50 or older to make additional tax-deferred catch up contributions. For 2013, the IRS limited these annual catch up contributions to $5,500 for each participant. Other IRS limits exist for certain highly compensated employees participating in the Plan. The Plan permits rollover contributions from other qualified plans; however, rollover contributions are not eligible for the Company matching contribution. Participants can direct their contributions to any of the Plan’s investment options and may generally change their investment options on a daily basis. Employees who are 18 years of age or older are eligible to participate upon commencement of service (as defined in the Plan document).
All newly hired employees of the Company are automatically enrolled in the Plan, with pre-tax contributions of 6% directed into the various T. Rowe Price Retirement Advisor Funds based on their expected year of retirement commencing approximately 90 days after the date of their first paycheck. Newly hired employees are notified of their automatic enrollment in advance and may elect to change their investment option, contribution percentage or not to participate in the Plan prior to the first automatic deferral.
The Company contributes an amount equal to 50% of the first 6% of compensation that a participant contributes in each payroll period to the Plan. The Company may also make a discretionary contribution of funds annually, which, if applicable, would be determined by the Company’s Board of Directors (or a Committee thereof). For the year ended December 31, 2013, the Company made discretionary contributions of $370,159 to the Plan, which was fully funded from Plan forfeitures. The discretionary contributions were made by the Company as some participants elected to make their own contributions at a pace that did not allow them to maximize the full benefit of the Company match. Company matching contributions and discretionary contributions are directed to the investment options of the Plan based upon the respective participant’s investment election.
Participant Accounts and Allocations
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and the Company’s discretionary contribution, if any, as well as an allocation of Plan earnings (losses). Allocations of Plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined in the Plan document. Fees charged for participant loans and distributions are allocated directly to that participant’s account. The benefit to which each participant is entitled is the vested portion of each such participant’s account.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Vesting
Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company matching contributions (plus earnings thereon) after two years of credited service. Certain participants who were employees in plans that were merged into the Plan have different vesting periods for Company matching contributions. In these cases, participants should refer to the applicable merged Plan documents for a complete description of vesting provisions.
Forfeitures
Company matching contributions that do not vest become forfeitures. Forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned, in accordance with applicable law. Remaining amounts, if any, are used to reduce prospective Company matching contributions and discretionary contributions, and to pay Plan expenses. Cumulative forfeited non-vested accounts totaled $423,682 and $346,500 at December 31, 2013 and 2012, respectively. The amount of forfeitures used to reduce Company matching contributions totaled $507,716 for the year ended December 31, 2013. The amount of forfeitures used to reduce the employer contributions receivable at December 31, 2013 and 2012 totaled $370,159 and $521,099, respectively.
Notes Receivable from Participants
Generally, participants may borrow from their accounts a minimum of $1,000, up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. With the exception of loans used to purchase a primary residence, which can have terms of up to 15 years, loan terms are limited to a maximum of five years. Any loans that have been transferred into the Plan from a previous plan are subject to the initial terms of the loan. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through regular payroll deductions. Upon termination of employment, any outstanding loans are due and payable within 90 days following the termination date. At December 31, 2013, interest rates on outstanding loans range from 4.25% to 5.50%, with maturity dates through July 30, 2028.
Payment of Benefits
Upon retirement, termination of employment, death, disability, financial hardship or attainment of age 59 1/2, participant vested accounts are distributable in the form of a lump sum payment or substantially equal installments of cash as previously elected by the participant in accordance with applicable law and the Plan. Participant vested account balances of more than $5,000 may be left in the Plan as previously elected by the participant in accordance with applicable law and the Plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70 1/2. Participant vested account balances of less than $5,000 but more than $1,000 may be automatically rolled over into an individual retirement account unless the participant elects otherwise. Participant vested account balances of $1,000 or less will be automatically distributed in a lump sum. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their vested account balance while still employed. Participants’ pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Generally, participants who have made after-tax contributions may elect to withdraw some or all of their vested account balance with no limit on the number of withdrawals of this type.
Plan Termination
Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants’ accounts would become 100% vested and the net assets would be distributed to participants.
Administrative Expenses
Substantially all of the administrative expenses are borne by the Plan unless the Company elects to pay such expenses.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
The Plan holds shares of a common collective trust that has investments in fully benefit-responsive investment contracts. These investment contracts are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The accompanying statements of net assets available for benefits present the fair value of the investment as well as the adjustment of the investment in the common collective trust fund from fair value to contract value related to fully benefit-responsive investment contracts. The accompanying statement of changes in net assets available for benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that impact the reported amounts in the financial statements and the accompanying notes. Actual results could differ from these estimates.
Investment Valuation and Income (Loss) Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.
Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2013 and 2012.
Benefit Payments
Benefit payments are recorded when paid.
3. Investments
The Plan’s investments (including investments purchased, sold and held during the year) appreciated in fair value as follows:

Year Ended December 31, 2013
Investments in registered investment companies	$21,809,975
Investment in IAC/InterActiveCorp common stock	1,483,373
Investment in common collective trust fund	194,799
Total net realized and unrealized appreciation in fair value of Plan investments	$23,488,147

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

The following are investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2013	2012
Schwab S&P 500 Index Fund	$18,701,873	$12,727,210
T. Rowe Price Retirement Advisor 2040 Fund	14,042,918	7,542,756
Fidelity Contrafund	13,614,957	9,940,789
T. Rowe Price Retirement Advisor 2045 Fund	9,628,761	*
Reliance Trust Company Stable Value Fund	9,346,544	9,249,258
T. Rowe Price Retirement Advisor 2035 Fund	9,011,335	*
PIMCO Total Return D Fund	*	7,621,956
__________________
* Fair value did not exceed 5% of the Plan's net assets available for benefits at year end.
4. Fair Value Measurements
The Plan categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in determining the fair value of the asset or liability. The three levels of the fair value hierarchy are:

•	Level 1: Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.

•
Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data.

•
Level 3: Unobservable inputs for which there is little or no market data and require the Plan to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in determining the fair value of the assets or liabilities.

The shares of registered investment companies, the investments in the self-directed brokerage account (which invests primarily in common stocks, registered investment companies and cash equivalents) and the IAC/InterActiveCorp common stock fund are valued at quoted market prices at year-end. The fair value of the common collective trust fund is based on the net asset value (“NAV”) reported by the administrator of the common collective trust fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. There have been no changes in the valuation methodologies used at December 31, 2013 and 2012.
The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

The following tables present the Plan’s assets that are measured at fair value on a recurring basis. There are no Plan assets that are measured on a recurring basis using Level 3 inputs.

	December 31, 2013
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total Fair Value Measurements
Investments in registered investment companies:
Blended Funds	$58,711,214	$—	$58,711,214
Large Cap	39,178,392	—	39,178,392
International	17,700,902	—	17,700,902
Mid Cap	14,201,169	—	14,201,169
Income Funds	11,011,438	—	11,011,438
Small Cap	10,308,007	—	10,308,007
Investment in common collective trust fund	—	9,346,544	9,346,544
Investment in self-directed brokerage account	3,507,331	—	3,507,331
Investment in IAC/InterActiveCorp common stock	4,709,788	—	4,709,788
Total	$159,328,241	$9,346,544	$168,674,785

	December 31, 2012
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total Fair Value Measurements
Investments in registered investment companies:
Large Cap	$33,255,864	$—	$33,255,864
Blended Funds	32,606,765	—	32,606,765
International	15,422,484	—	15,422,484
Income Funds	11,185,607	—	11,185,607
Mid Cap	10,257,314	—	10,257,314
Small Cap	9,799,417	—	9,799,417
Investment in common collective trust fund	—	9,249,258	9,249,258
Investment in self-directed brokerage account	3,216,909	—	3,216,909
Investment in IAC/InterActiveCorp common stock	3,651,040	—	3,651,040
Total	$119,395,400	$9,249,258	$128,644,658
5. Income Tax Status
The Plan received a determination letter from the IRS dated May 14, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan conforms to ERISA requirements and continues to qualify as tax exempt under the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.
6. Transfer from Other Plan
Effective July 1, 2013, the Company, as permitted by the relevant Plan documents, merged the accounts of all participants in the Tutor.com, Inc. 401(k) Profit Sharing Plan and Trust ("Tutor Plan") into the Plan. As a result all of the net assets available for benefits of the Tutor Plan were transferred into the Plan on July 10, 2013.

7. Related-Party Transactions
Certain Plan investments consist of common stock of IAC, the Plan sponsor and shares of a registered investment company of Charles Schwab, the Plan's recordkeeper. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the recordkeeping and administrative services amounted to $38,047 for the year ended December 31, 2013.
8. Certain Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the statements of net assets available for benefits between the financial statements and Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$170,194,220	$130,627,423
Adjustment from fair value to contract value for interest in a common collective trust fund related to fully benefit-responsive investment contracts	101,693	482,189
Net assets available for benefits per Form 5500	$170,295,913	$131,109,612
The following is a reconciliation of the statement of changes in net assets available for benefits between the financial statements and Form 5500:

Year Ended December 31, 2013
Total additions per the financial statements	$55,617,272
Change in adjustment from fair value to contract value for interest in a common collective trust fund related to fully benefit-responsive investment contracts	(380,496)
Total income per Form 5500	$55,236,776

IAC/InterActiveCorp Retirement Savings Plan
Supplemental Schedule
EIN: 59-2712887 Plan Number: 001
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Schwab S&P 500 Index Fund	Registered Investment Company	$18,701,873
	T. Rowe Price Retirement Advisor 2040 Fund	Registered Investment Company	14,042,918
	Fidelity Contrafund	Registered Investment Company	13,614,957
	T. Rowe Price Retirement Advisor 2045 Fund	Registered Investment Company	9,628,761
	Reliance Trust Company Stable Value Fund	Common Collective Trust Fund	9,346,544
	T. Rowe Price Retirement Advisor 2035 Fund	Registered Investment Company	9,011,335
	T. Rowe Price Retirement Advisor 2050 Fund	Registered Investment Company	7,941,640
	PIMCO Total Return D Fund	Registered Investment Company	7,159,420
	Invesco International Growth R5 Fund	Registered Investment Company	7,077,799
	BlackRock Equity Dividend A Fund	Registered Investment Company	6,861,562
	T. Rowe Price Retirement Advisor 2030 Fund	Registered Investment Company	6,364,419
	Allianz NFJ International Value Institutional Fund	Registered Investment Company	6,108,806
	Columbia Small Cap Growth Fund	Registered Investment Company	5,638,985
	Ivy Mid Cap Growth Fund	Registered Investment Company	5,362,908
	Fidelity Low-Priced Stock	Registered Investment Company	5,013,142
*	IAC/InterActiveCorp Common Stock Fund	Stock Fund	4,709,788
	Allianz NFJ Small Cap Value Institutional Fund	Registered Investment Company	4,669,022
	Loomis Sayles Investment Grade Bond Fund	Registered Investment Company	3,852,018
	JP Morgan Value Institutional Fund	Registered Investment Company	3,825,119
	T. Rowe Price Retirement Advisor 2025 Fund	Registered Investment Company	3,768,343
	Personal Choice Retirement Account	Self-Directed Brokerage Account	3,507,331
	T. Rowe Price Retirement Advisor 2020 Fund	Registered Investment Company	2,907,821
	Columbia Acorn International Fund	Registered Investment Company	2,620,562
	Lazard Emerging Markets Open Equity Fund	Registered Investment Company	1,893,735
	T. Rowe Price Retirement Advisor 2055 Fund	Registered Investment Company	1,415,098
	T. Rowe Price Retirement Income Advisor Fund	Registered Investment Company	850,054
	Invesco Global Real Estate R5 Fund	Registered Investment Company	802,461
	T. Rowe Price Retirement Advisor 2015 Fund	Registered Investment Company	739,835
	T. Rowe Price Retirement Advisor 2005 Fund	Registered Investment Company	673,985
	T. Rowe Price Retirement Advisor 2010 Fund	Registered Investment Company	564,544
*	Notes receivable from participants	Interest rates ranging from 4.25% to 5.50% with maturity dates through July 30, 2028	1,617,378
	Total investments, at fair value(1)		$170,292,163
____________________________________________

*	Party-in-interest as defined by ERISA.

(1)	Total investments per the Statement of Net Assets Available for Benefits exclude Notes receivables from participants.
Note: Cost information has not been included in column (d), because all investments are participant-directed.